ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

At a regular meeting held December 15-17, 2010, the Board of Trustees for the Registrant voted to approve the investment policy change as noted below for the JHF II Retirement Distribution Portfolio and the JHF II Retirement Rising Distribution Portfolio:

The fund may invest in cash and cash equivalent securities within a wide range (0% to 100% of net assets) when the subadviser believes that the fund could benefit from maintaining a higher cash exposure.

At a regular meeting held December 15-17, 2010, the Board of Trustees for the Registrant voted to change the name of the JHF II Emerging Markets Value Fund to JHF II Emerging Markets Fund.